SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of January, 2005.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1. ORIX Update (Second Quarter for the July 1-September 30, 2004 Period) sent to shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: January 6, 2005	By	/s/ Yukio Yanase
Yukio Yanase
Corporate Executive Vice President
ORIX Corporation

ORIX

ORIX
update
2

July/
August/
September/

Second Quarter
Period ended September 30, 2004

# 40 Years and Beyond

## Surviving and Thriving in Changing Times

### Corporate Information

**Shareholder Information**
Total Number of Shares Authorized:
259,000,000 shares
Total Number of Shares Outstanding:
84,432,514 shares
Number of Shareholders:
8,974
(As of September 30, 2004)

**Stock Exchange Listings**
Tokyo Stock Exchange
Osaka Securities Exchange
Securities Code—8591
New York Stock Exchange
Trading Symbol—IX

**Financial Reports on ORIX's Web Site**
Annual Report
Quarterly Financial Results
Analysis of Quarterly Financial Results
Update Newsletter
US SEC Form 20-F

**For Further Information, Please Contact:**
ORIX Corporation
Corporate Communications,
Office of the President
Mita NN Bldg.,
4-1-23, Shiba, Minato-ku,
Tokyo 108-0014, Japan
Tel: 81-3-5419-5102
Fax: 81-3-5419-5901
E-mail: orixir@orix.co.jp
Website: http://www.orix.co.jp/grp/index_e.htm

IX
LISTED
NYSE

FINANCIAL HIGHLIGHTS

ORIX Consolidated Financial Highlights (Unaudited)

(Millions of U.S. dollars/Millions of yen except per share amounts)

	2004.4–9	2004.4–9	Change on 2003.4-9	2004.7–9	Change on 2003.7-9
Total Revenues	$3,623	¥402,351	Up 17%	¥209,475	Up 21%
Income before Income Taxes*	623	69,175	Up 24%	32,458	Up 4%
Net Income	384	42,688	Up 36%	19,161	Up 11%
Earnings Per Share (Basic) (US$/Yen)	$4.59	¥509.74	Up 36%	¥228.73	Up 11%
Earnings Per Share (Diluted) (US$/Yen)	4.30	477.96	Up 35%	214.50	Up 10%

	2004.9	2004.9	Change on 2004.6	Change on 2004.3
Shareholders’ Equity	$5,576	¥619,249	Up 4%	Up 10%
Total Assets	51,551	5,724,771	Up 1%	Up 2%
Shareholders’ Equity Per Share (US$/Yen)	$66.54	¥7,389.48	Up 4%	Up 10%

*	“Income before income taxes” refers to “income before discontinued operations, extraordinary gain and income taxes” in the consolidated statements of income.
**	U.S. dollar amounts have been calculated at ¥111.05 to $1.00, the approximate exchange rate prevailing at September 30, 2004. Unless otherwise stated, all amounts shown are in millions of Japanese yen or millions of U.S. dollars, except for per share data, which are in single yen or dollars.

Summary of Consolidated Financial Results

1. Interim Period Highlights (April 1–September 30, 2004)

Revenues in the first six months of the fiscal year ending March 31, 2005 increased 17% year on year to 402,351 million yen, income before income taxes* rose 24% to 69,175 million yen, and net income grew 36% to 42,688 million yen.

Revenues for “direct financing leases,” “residential condominium sales,” and “gains on sales of real estate under operating leases” were down compared to the same period of the previous fiscal year. However, revenues from “operating leases,” “interest on loans and investment securities,” “brokerage commissions and net gains on investment securities,” and “other operating revenues” grew during the period. In addition, although we recorded “write-downs of long-lived assets” in the first half of this fiscal year, “interest expense” and “provision for doubtful receivables and probable loan losses” decreased in the same period, while “gains on sales of affiliates” contributed to the higher earnings.

Segment profits were up year on year for almost all segments. In particular, the “Corporate Financial Services” segment had higher segment profits thanks to the steady performance of the automobile leasing operations and the expansion of installment loans to corporate customers. The “Real Estate-Related Finance” segment was up due to the contribution from the operations encompassing housing loans and corporate loans, including non-recourse loans. The “Other” segment had higher segment profits due to the increase in gains on investment securities at our venture capital operations and contribution from equity in net income of affiliates.

Operating assets were up 1% to 4,921,378 million yen and total assets were up 2% to 5,724,771 million yen compared to March 31, 2004. Shareholders’ equity increased 10% on March 31, 2004 to 619,249 million yen and the shareholders’ equity ratio was 10.8% compared to 10.0% at March 31, 2004. ROE (annualized) rose from 12.0% to 14.4% and ROA (annualized) improved from 1.08% to 1.50% compared to the six months ended September 30, 2003.

2. Forecasts for the Fiscal Year Ending March 31, 2005

For the fiscal year ending March 31, 2005 we have revised our original forecast as follows: revenues 780,000 million yen (up 8% compared with the fiscal year ended March 31, 2004), income before income taxes of 122,000 million yen (up 20%), and net income of 74,000 million yen (up 37%).

For details on the interim earnings announcement, please access “Interim Results 2004/9” and “Analysis of Interim Results 2004/6” from ORIX’s website at: http://www.orix.co.jp/grp/ir_e/data/report/index.htm

In addition, ORIX is scheduled to announce its third quarter results for the fiscal year ending March 31, 2005, on Friday, February 4, 2005.

1 ORIX Update

ORIX RENTEC’S OPERATIONS

Tamio Umaki President, ORIX Rentec Corporation

Interviewer: ORIX Rentec is now engaged in the rental of precision measuring and OA equipment. Why did ORIX first decide to enter this business?

Umaki: Since the 1960s, Japan has seen a remarkable technological revolution, and the changes in the field of precision measuring equipment have been similarly dramatic. In the 1960s, Orient Leasing (as ORIX was then called) was focused almost exclusively on direct financing lease transactions, but the company found many customers were requesting shorter leasing periods for precision measuring equipment to avoid falling behind the rapid pace of technological progress. However, there is a limit to how much a leasing period can be shortened, so we were unable to fully meet our customers’ needs. At that point, we sent a delegation to inspect a precision measuring equipment rental company in the United States. Based on the delegation’s report, we decided that, although what we were looking at was only a small niche market, we could probably create successful rental operations that would meet that market’s needs. As a result, in 1976 we established Orient Instrument Rentals (now ORIX Rentec).

In the early stage of ORIX Rentec’s operations, our customers were primarily large manufacturers. These manufacturers used precision measuring equipment to perform the inspection checks required when commercializing products, and they had a legal obligation to perform such checks at regular intervals thereafter. Due to this requirement, manufacturers were required to acquire precision measuring equipment that they only would use a couple of times each year. As a result, because technological progress made the equipment outdated before it could be fully depreciated, manufacturers were further burdened by the need to frequently purchase replacement equipment. To solve this problem, we established our rental business to provide customers with precision measuring equipment that is owned and calibrated by ORIX Rentec.

Interviewer: Could you describe ORIX Rentec’s characteristics, strengths and position relative to other precision measuring equipment rental companies?

Umaki: There is no particular industry association or publicly released data available, but there are eight Japan-based rental companies that have obtained certification based on the ISO 9001 standard. Based on these companies’ net sales and data on purchases from principal equipment manufacturers, we estimate that our share of the precision measuring equipment rental market in Japan is greater than 50%. Companies that would like to enter the market today must consider the high initial cost of investment in equipment inventory, warehouse facilities, and calibration equipment. There are many kinds of products, and determining the best product lineup for ensuring a high rental utilization rate requires considerable know-how. This means that there are high barriers to entry in this industry. Having been the pioneers in this niche market in response to our customers’ needs, we have accumulated an inventory that now includes more than 400,000 items. This gives us an overwhelming competitive advantage that has led to our gaining major customers, including the majority of the country’s leading electronic product and heavy equipment manufacturers as well as railway companies, and broadcasting networks for example. We have one of the largest automated warehouse facilities in Japan to manage our large inventory, and this facility enables us to handle processes from order receipt to product shipment extremely quickly. The size of our inventory and speed of our shipments are two distinctive features. Other strengths include our superior technical expertise, supported by long experience in calibrating precision measuring equipment based on national standards, along with our product selection know-how, which enables us to provide customers with appropriate advice.

Interviewer: What are ORIX Rentec’s future challenges and outlook?

Umaki: Two major challenges ORIX Rentec will be facing are expanding overseas operations and strengthening asset administration services. Up to now, we have expanded our overseas operations in Singapore, Malaysia, Korea, and the United Kingdom, and we just began operating in China this year. A large number of manufacturing bases are being shifted from Japan, Korea, and Taiwan to mainland China, and we see our business in China as having a very large future growth potential. Soon after our establishment of a presence in China we found ourselves receiving a steadily expanding number of business inquiries from Japan-based and other foreign-based companies in China. Another challenge over the medium-to-long term is undertaking the administration of rental products on a global scale and thereby making our inventory available to customers worldwide as a means of further boosting our inventory utilization rate. Many types of precision measuring equipment can be used anywhere in the world, and we are confident that we will be able to undertake global product administration once we solve problems associated with tariffs, shipping costs, and maintenance.

Another strategic business focus is asset administration service operations. We have considerable knowledge related to the efficient administration of a large volume of rental equipment, and we have progressively systemized this administration work. Therefore, our aim is to provide this type of know-how to our customers. In particular, the issue of data security is attracting increasing attention, generating a rising need for information-related asset administration expertise relating to personal computers and other information equipment. At the same time, demand for outsourcing services as a means of boosting corporate management efficiency is also growing. These factors are helping promote the acceptance of our asset administration services. In fact, a leading automobile manufacturer has outsourced the administration of the more than 100,000 precision measuring equipment items that it uses in Japan to us, and the scope of this consigned administration work is scheduled to be expanded to include its operations throughout the world. Companies like this automobile manufacturer, who buy their own precision measuring equipment, may not have needed to use precision measuring equipment rental services in the past; however, once we establish a relationship with them through our asset administration service, we will be in a good position to explain the advantages of renting equipment, which we believe will enable us to further expand our rental operations.

In the future, we will continue to make efforts to further increase the scale of our overseas operations and asset administration service operations.

ORIX Update 2

TOPICS AND COMPANY OUTLINE

Rehabilitation Fund Established with the Mizuho Group

In September 2004, ORIX cooperated with Mizuho Securities Co., Ltd., and Mizuho Bank, Ltd., in establishing two companies: a rehabilitation fund management company focusing on small and medium-sized companies, Omega Partners, LLC, and an investment advisory firm, Max Investment Advisory Co., Ltd. The rehabilitation fund management company will purchase loan receivables extended to ailing corporate borrowers selected from among the clientele of Mizuho Bank and other financial institutions on the basis of a determination that the borrowers in question can be rehabilitated relatively efficiently through efforts made over a reasonable time period.

In its efforts to promote the rehabilitation of small and medium-sized companies, the Mizuho Group chose to collaborate with the ORIX Group based on ORIX’s exemplary record of corporate and business rehabilitation throughout Japan as well as associated experience and credit evaluation know-how. Through the establishment of the two companies in cooperation with ORIX, Mizuho expects to broaden the range of rehabilitation methods it can choose from and to promote corporate rehabilitation with greater efficiency and thoroughness.

Prior to the creation of the two new companies, the ORIX Group had established a number of rehabilitation funds in cooperation with financial institutions throughout Japan, including the Nagasaki Corporate Rehabilitation Fund (March 2004), the Kyushu Regional Corporate Rehabilitation Fund (March 2004), the Mandegan Corporate Rehabilitation Fund (July 2004), and the Miyazaki Corporate Rehabilitation Fund (September 2004). Aiming to fully leverage its strengths, the ORIX Group intends to continue proactively expanding its corporate rehabilitation operations.

ORIX and Kagome Form Tomato Cultivation Joint Venture

In October 2004, ORIX and Kagome Co., Ltd., established a joint venture, Kada Green Farm, that will produce fresh tomatoes for market in the Kada District of Wakayama City, Wakayama Prefecture. The joint venture has 90 million yen in capital, of which ORIX has contributed 30% and Kagome 70%. Kada Green Farm will raise the tomatoes in high-tech greenhouse facilities featuring computerized automated control systems for the regulation of temperature, humidity, and other conditions. When the construction of the planned facilities is completed, Kada Green Farm will be the largest greenhouse facility in Asia, with total greenhouse space of 20.1 hectares and annual tomato shipments of approximately 6,000 tons.

While the participation of private-sector companies in Japan’s agricultural industry has been increasing, there remain numerous regulations that present obstacles to such participation and constrain measures aimed at expanding the scale and profitability of agribusinesses. Seeking to broaden the potential of agribusiness in Japan, Kagome sought ORIX’s cooperation in obtaining new funding sources. Kagome is also expecting ORIX to draw on its accumulated financial know-how to propose various types of new financial schemes for use in connection with agribusiness.

In addition to obtaining business related to the financing of Kada Green Farm’s facilities, ORIX expects its participation in the joint venture to enable it to work closely with Kagome, which has considerable farm management experience, and thereby gain a broader understanding of farm management. As corporate participation in Japan’s farming sector rises in the future, ORIX anticipates that its combination of financial and farm management know-how will put it in a strong position to effectively capitalize on a growing number of agribusiness-related investment, financing, and other business opportunities.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 24 countries and regions worldwide, ORIX’s activities include leasing, corporate and consumer finance, real estate-related finance and development, life insurance, and investment banking. For more details, please visit our website at: http://www.orix.co.jp/grp/index_e.htm

Note:  Figures for “Stock Price Movement” have been adjusted for a 1.2:1 share split effected on May 19, 2000.

Forward-Looking Statements

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

3 ORIX Update